Memo

Subject:	Grounds for a Yes vote on Ameren (AEE) shareholder resolution requesting a report on renewable energy adoption

Date:	March 13, 2017

Contact:	Andy Knott
314.803.4695, andy.knott@sierraclub.org
Filer:  Sierra Club

Ameren Shareholders are encouraged to vote FOR the following resolution:

RESOLVED: Shareholders request that Ameren produce a public report, omitting proprietary information and prepared at reasonable cost, analyzing how Ameren could protect shareholder value and reduce the risk of stranded assets by aggressive renewable energy adoption including:

1. Increasing Ameren’s energy mix to 50% renewable energy by 2030.
2. Increasing Ameren’s energy mix to 100% renewable energy by 2050.
3. Propose changes to Ameren’s strategic plans that could help Ameren achieve the targets identified in (1) and (2) of this resolution.

Supporting information for this proposal:

1.	Increasing renewable energy is in shareholders’ best interest.

Investors have demonstrated a strong appetite for increased renewable energy adoption by U.S. power companies. For example, in 2016 a resolution at Entergy to increase deployment of non-carbon energy sources received support of 37% of investors.1  Similar resolutions in 2016 promoting increased deployment of low-carbon energy sources at OGE Energy and DTE Energy received a vote of 29.2% and 26.5% respectively.2 3

Investment funds are divesting from fossil fuel assets due to the climate risk that they pose.  In June 2015, the Norwegian government announced that its sovereign wealth fund, the largest in the world at $900 billion, would divest from fossil fuels.  In April 2016, the sovereign fund announced the investments from which it would divest; this included Ameren and bonds issued by Ameren.4

1 Ceres: https://www.ceres.org/investor-network/resolutions/entergy-report-on-low-carbon-business-model-2016
2 Ceres: https://www.ceres.org/investor-network/resolutions/oge-energy-assess-business-model-adaptation-to-distributed-generation
3 Ceres: https://www.ceres.org/investor-network/resolutions/dte-distributed-generation-resources-2016
4 Zillman, Claire, “These companies just got banned from the world’s biggest wealth fund,” Fortune, April 16, 2016, http://fortune.com/2016/04/18/coal-divestment-norway-wealth-fund/

Investors are well founded in their support of shareholder resolutions that encourage utilities to report on low carbon adaptation strategies. Research from the Carbon Disclosure Project and Ceres demonstrates that carbon management yields financial performance. When corporations track, manage, and reduce carbon impacts, various financial indicators improve, including improved return on equity, stronger dividends, lower earnings volatility, reduced emissions, and regulatory risk.5 The business benefits of carbon reduction include increased control over power costs; meeting customer demand for low carbon solutions; avoiding regulatory constraints associated with carbon emissions; reduced overhead; and stronger performance on climate commitments. Another analysis of Environmental, Social and Governance (ESG) policies confirms that “firms with stronger ESG policies also enjoy increased efficiency and higher valuations than their peers.”6 Further, proactive carbon management reduces carbon asset risk, i.e., the risk that assets will lose value as regulatory carbon constraints escalate.

2.	Ameren’s lethargy on renewable energy exacerbates its poor environmental reputation.

Ameren’s devotion to coal has imposed considerable, ongoing costs on the company and shareholders in the form of litigation expenses, fees for violations and settlements, and reputational penalties.  In January 2017 a federal court in St. Louis found Ameren liable for violations of the Clean Air Act at its Rush Island coal plant in Jefferson County, south of St. Louis.  The court ruled that Ameren had made major modifications at the plant without first obtaining appropriate permits, resulting in significantly more sulfur dioxide emissions.7

Ameren stated in September 2016 that the lawsuit could require installation of sulfur dioxide scrubber at Rush Island at a cost of $1 billion.8  One legal analyst, citing the strong decision handed down by the court, concluded that the chances are low of the ruling being reversed on appeal.9  The lawsuit now enters a remedy phase to determine how Ameren will bring the plant into compliance with the Clean Air Act.  In February 2017, Sierra Club was granted conditional approval to intervene in this lawsuit.10

5 “S&P500 Leaders Report” CDP 2014; note that because utility return on equity is capped by regulation, the ROE trend does not follow in the power sector.
6 Gillan, Hartzell, Koch, Starks. “Firms’ Environmental, Social and Governance (ESG) Choices, Performance and Managerial Motivation 2020”. http://business.pitt.edu/katz/sites/default/files/koch3.pdf
7 Gray, Bryce, “Judge rules Ameren’s Rush Island plant violates Clean Air Act,” St. Louis Post-Dispatch, January 23, 2017, http://www.stltoday.com/business/local/judge-rules-ameren-s-rush-island-plant-violates-clean-air/article_b54f1ef9-be3b-5653-b06a-c38261350e3c.html
8 Barker, Jacob, “Judge to decide whether Ameren will install $1 billion in pollution equipment,” St. Louis Post-Dispatch, September 7, 2016, http://www.stltoday.com/business/local/judge-to-decide-whether-ameren-will-install-billion-in-pollution/article_f778d74b-9384-5baf-bd78-e714394a1c55.html
9 Jaffe, Seth, “EPA wins another round in PSD litigation: More evidence  that the program is flawed,” Foley, Hoag, LLP, January 30, 2017, http://www.lawandenvironment.com/2017/01/30/epa-wins-another-round-in-psd-litigation-more-evidence-that-the-program-is-flawed/
10 Chen, Eli, “Sierra Club intervenes on federal air quality lawsuit against Ameren Missouri,” KWMU St. Louis Public Radio, February 16, 2017, http://news.stlpublicradio.org/post/sierra-club-intervenes-federal-air-quality-lawsuit-against-ameren-missouri#stream/0

In a separate legal action, Ameren settled a lawsuit in July 2016 with the Sierra Club over thousands of alleged violations of the Clean Air Act at three of Ameren’s coal plants in the St. Louis region.11

At the end of 2015, Ameren estimated that up to $700 million would be needed to comply with existing environmental laws regulating various coal and gas plant pollution and that $300 million or more would be required to remediate various sites where it is liable for pollution, contamination, spills, etc.12 This estimate did not include the consequences of the Rush Island federal lawsuit discussed above.  This billion dollar price tag exceeds Ameren’s 2015 $630 million net income, and does not even account for the Clean Power Plan or a potential future price on carbon.13

The profoundly negative environmental and public health costs associated with coal make Ameren’s commitment to it all the more troubling.  Ameren’s cavalier position that it can recover the costs of litigation and violation-related fees through customer rates is not only irresponsible, but adds to negative perceptions of the company, and also creates risk that such costs will not be recoverable, leaving shareholders to pay.  Ameren has a much-needed opportunity to rehabilitate its environmental reputation by loosening itself from the grips of hazardous and environmentally disastrous fuel sources. More progressive renewable energy procurement can help foster Ameren’s image as a savvy and conscientious leader in the energy sector.  It is essential that Ameren explore the steps it can take to cut ties with costly, unsafe energy and build a clean, modern, forward-looking portfolio.

3.	Ameren is woefully lagging behind its peers regionally and nationally in clean energy adoption.

Ameren is currently at 1% wind and solar capacity while MidAmerican Energy is at 35%, Kansas City Power & Light is at 22% and Empire Electric District is at 15%.14   Ameren’s Integrated Resource Plan indicates the company will be at only 6 % wind and solar capacity by 2034, while KCPL plans on being at 31% by that year.15

In April, 2016, MidAmerican announced its vision to reach 100% renewable energy.  It also unveiled its latest proposed investment: $3.6 billion to add 2,000 MW of new wind power.  This would bring MidAmerican to 85% wind generation, closing in on the company’s 100% clean energy goal.   When completed, the new wind addition would bring Iowa to more than 40% wind power.16

11 Chen, Eli, “Ameren Missouri and Sierra Club reach $2 million settlement over air quality lawsuit,” KWMU St. Louis Public Radio, July22, 2016, http://news.stlpublicradio.org/post/ameren-missouri-and-sierra-club-reach-2-million-settlement-over-air-quality-lawsuit#stream/0
12 Ameren 2015 Annual Report p. 131-133
13 Ameren 2015 Annual Report p. 31
14 Sierra Club, “A Bright Future: Moving from Coal to Clean Energy in the St. Louis Region,” p. 5, April, 2016, http://www.sierraclub.org/sites/www.sierraclub.org/files/uploads-wysiwig/Ameren%20Report.pdf
15 Ibid
16 MidAmerican Energy announces #3.6 billion investment in renewable energy, April 14, 2016, https://www.midamericanenergy.com/news-article.aspx?story=777

Even much smaller utilities are farther ahead than Ameren on wind and solar adoption.  The municipally-owned City Utilities (CU) in Springfield, Missouri, will soon be at 35% wind and solar generation.17  A new wind contract will supply electricity to CU at a cost that is 25% lower than electricity from the utility’s own John Twitty Energy Center Unit 2, which was built in 2011.18

Ameren’s compliance strategy for current and upcoming emissions regulation is to continue burning coal and update existing pollution control equipment.19, 20  As upward pressure on emissions regulations accelerates, Ameren’s efforts to prolong the lifetime of outdated fuel sources instead of onboarding significant renewable energy proves increasingly irresponsible.

In Missouri, state renewable standards require utilities to supply 10% of their total electricity through renewables by 2018, increasing to 15% by 2021.  Ameren has complied primarily through spending banked Renewable Energy Credits (RECs), rather than adding the significant new renewable generation the law had hoped to inspire.21 Further, it has met much of its renewables burden through hydropower retrofits and through landfill gas - not a carbon free resource as it creates harmful emissions when combusted.22

By 2025, Illinois’s RPS requires 25% of total electricity supplied to be renewable,23 yet Ameren’s forward-looking statements on renewable energy procurement remain worryingly minor.  In Illinois “Approximately 77% of the 2016 plan year renewable energy requirement is expected to be met through long-term agreements that Ameren has entered into to obtain renewable energy credits through 2032. The remaining requirement will be met through previous IPA procurements of additional renewable energy credits and an IPA procurement scheduled for spring 2016.”24

Purchasing RECs, or renewable energy credits, is not negative on its own. However Ameren’s practice of buying RECs to stall meaningful changes to its coal fired power mix is problematic and exposes shareholders to the significant pollution, environmental compliance, and carbon asset risk problems that characterize Ameren’s coal fleet.  RECs also aren’t investments in assets that benefit the company and its shareholders into the future; they are a one-time payments to other entities that generate renewable power. So while RECs provides a weak incentive to renewable energy generators who can further monetize their asset, purchasing them does not help Ameren change its carbon profile, locate new renewable energy in Missouri as the state’s RPS was designed to do, or even  add new renewable resources to the grid, since RECs can come from existing generation.25 Shareholders would be better protected from regulatory risk, and the prospect of significant investments in coal compliance if Ameren would redirect funds earmarked for RECs and upgrades to aging coal plants into renewable energy development, and adopted a proactive rather approach to renewable energy integration.

17 Johnson, Wes, “These giant wind turbines will soon power Springfield homes,” Springfield News-Leader, September 21, 2016, http://www.news-leader.com/story/news/local/ozarks/2016/09/21/these-giant-wind-turbines-soon-power-springfield-homes/90777262/
18 Ibid
19 Ameren 2015 Annual Report p. 131
20 Ameren 2015 Annual Report p.11
21 Ameren “Renewable Energy Standard Compliance Plan 2015-2017”; https://www.ameren.com/-/media/Missouri-Site/Files/environment/renewables/compliance/renewables-compliance-plan.pdf
22 Id
23 Ameren 2015 Annual Report p. 12
24 Ameren 2015 Annual Report p.26
25 Ulenhuth. “Five years later, Missouri still grappling with renewable law”, Midwest Energy News 2014: http://midwestenergynews.com/2014/02/11/five-years-later-missouri-still-grappling-with-renewable-law/

Nationally, industry peers highlight the pallid targets Ameren has set for itself.  In its 2014 Integrated Resource Plan, Ameren expects to expand company-wide renewable generation by a mere 500 MW over the course of the next 20 years.26 This is an unreasonably low level of renewable power when compared with peer utilities’ renewable energy procurement rates.  Sempra Energy, a similarly sized utility, plans to invest in over 2000 MW of renewable power by 2018.27 Though a larger company, Southern Company has added more than 3,800 MW of renewable energy since 2012 throughout states in the Southeast and Midwest that offer little or no policy support for such procurement, unlike the states Ameren operates in.28 Further, larger utilities like Xcel Energy and PG&E have increased renewable energy procurement at even more dramatic rates29.

The rest of the energy sector has acknowledged the evolution of a low-carbon U.S. power sector, and are taking proactive steps to lead the sector away from coal.  Ameren is a holdout.  Based on its plans for capital expenditure on coal-fired plants, coupled with its low renewable targets, Ameren appears indifferent to the urgency of the energy sector’s need for respond to climate change, and tone deaf as it continues to depend on coal resources.

26 Ameren, 2014 Integrated Resource Plan: https://www.ameren.com/missouri/environment/renewables/ameren-missouri-irp.
27 “Growing Responsibly” Sempra 2014: http://responsibility.sempra.com/wp-content/uploads/2015/08/Sempra-Energy-2014-CR-Report-FINAL.pdf
28 “Southern Company subsidiary and Turner Renewable Energy acquire Calipatria Solar Facility in California”, Southern Company 2016: http://www.southerncompany.com/news/2016-02-15-spc-Calipatria.cshtml
29 Supra note 12.

Proposed Resolution
Whereas:

Many businesses are proactively shifting to renewable energy to reduce emissions and costs.  Companies including Google, Nike, Walmart, Goldman Sachs, Johnson and Johnson, Microsoft, Nestle, the North Face, Coca Cola, Apple, and Intel have committed to 100% renewable energy. (RE 100). Cities such as Salt Lake City, Grand Rapids, Aspen, San Francisco and San Deigo have all made commitments to reach 100% clean energy. (Sierra Club Ready for 100)  Divestment in fossil fuel stock is growing, with 612 institutions around the world having divested in $3.4 trillion in investments. (Fossil Free)  These commitments signal a market shift of increasing consumer and investor demand for clean energy.

Increasingly, national and local policies are promoting a shift to clean energy, such as the Clean Power Plan, which requires carbon reductions from the power sector. Rather than proactively diversifying its clean energy portfolio, Ameren supports legal challenges to fight the impending law (“Utilities want Koster to fight Obama’s climate change rules,” St. Louis Post-Dispatch, 9/28/15) .

Many utilities across the U.S. are integrating high levels of renewable power. Hawaiian Electric Co. is working toward 100% renewable energy by 2045, and Green Mountain Power is working toward 90% renewable energy by 2050. PG&E, Southern California Edison, San Diego Gas and Electric, and ComEd are moving toward 50% renewable energy by 2030.  MidAmerican in Iowa will be at 85% by 2020 with a goal of 100% clean energy.

In contrast, Ameren is unprepared for a transition away from coal power. Ameren burns the 12th most coal of U.S. utilities. (Ceres, 2016). The U.S. generated 33% of its power from coal in 2015, but in that same year Ameren generated 71% of its power from coal. (EIA /Ameren CDP 2016).

Ameren’s coal based power has resulted in legal liabilities. Ameren is currently the target of a federal lawsuit for alleged violations of the Clean Air Act. (“Judge to decide whether Ameren will install $1 billion in pollution equipment,” St. Louis Post-Dispatch, 9/7/16)  Further, Ameren trails peers on wind and solar adoption. Ameren has 1% wind and solar capacity, where the second largest utility in the region, Kansas City Power and Light, is at approximately 12%. (Ameren IRP 2015/ KCPL IRP 2015).

Resolved: Shareholders request that Ameren produce a public report, omitting proprietary information and prepared at reasonable cost, analyzing how Ameren could protect shareholder value and reduce the risk of stranded assets by aggressive renewable energy adoption including:

1. Increasing Ameren’s energy mix to 50% renewable energy by 2030.
2. Increasing Ameren’s energy mix to 100% renewable energy by 2050.
3. Propose changes to Ameren’s strategic plans that could help Ameren achieve the targets identified in (1) and (2) of this resolution.